                       Securities and Exchange Commission
                            Washington, D.C.  20549




                                   FORM 11-K



 (Mark One)
   [  X  ]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1993

                                        OR

   [     ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ________________ to _______________



Commission file number 1-9518


   A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                          THE PROGRESSIVE CORPORATION
                             LONG-TERM SAVINGS PLAN


   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                          THE PROGRESSIVE CORPORATION
                            6300 WILSON MILLS ROAD
                          MAYFIELD VILLAGE, OHIO 44143

                          THE PROGRESSIVE CORPORATION

                             LONG-TERM SAVINGS PLAN

                                    ________

                              FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES

                 FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1992

           INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                               ---------------

                                                                           Pages
                                                                           -----
Report of Independent Accountants                                              2

Financial Statements:

  Statements of Net Assets Available for Plan Benefits,
    December 31, 1993 and 1992                                                 3

  Statements of Changes in Net Assets Available for Plan Benefits
    for the years ended December 31, 1993 and 1992                             4

  Notes to Financial Statements                                             5-15


Supplemental Schedules:

  Item 27a - Schedule of Assets Held for Investment
    Purposes for the year ended December 31, 1993                          16-17


  Item 27d - Schedule of Reportable Transactions
    for the year ended December 31, 1993                                      18

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors
The Progressive Corporation:


We have audited the accompanying statements of net assets available for plan benefits of The Progressive Corporation Long-Term Savings Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

As discussed in Note 8 to the financial statements, in 1993 the Plan changed its method of accounting for benefits payable.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed on page 1 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ Coopers & Lybrand

Cleveland, Ohio
June 24, 1994

                                                  THE PROGRESSIVE CORPORATION
                                                     LONG-TERM SAVINGS PLAN
                                      STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                   DECEMBER 31, 1993 AND 1992
                                                        ---------------
                                                        (000's omitted)


 ASSETS                                                             1993                            1992
 ------                                                         -------------                   -------------
 Investments, at fair value:
   Progressive Corporation common shares                            $ 92,490                         $65,051
   Other investments                                                  12,439                          13,676
   Other securities                                                    8,815                           4,380
                                                                -------------                   -------------
                                                                     113,744                          83,107
                                                                -------------                   -------------
 Receivables:
   Employer's contribution                                               158                              71
   Participants' contributions                                           371                             191
   Participants' loans                                                 2,720                           1,629
   Accrued interest and dividends                                         66                             191
                                                                -------------                   -------------
                                                                       3,315                           2,082
                                                                -------------                   -------------
 Cash and cash equivalents                                               826                             425
                                                                -------------                   -------------

   Total assets                                                      117,885                          85,614
                                                                -------------                   -------------

 LIABILITIES
 -----------

 Benefits payable (Note 8)                                                --                           2,126
                                                                -------------                   -------------

 Net Assets Available for Plan Benefits                             $117,885                         $83,488
                                                                =============                   =============



                  The accompanying notes are an integral part
                         of these financial statements.

                                                  THE PROGRESSIVE CORPORATION
                                                     LONG-TERM SAVINGS PLAN
                                STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                         FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1992
                                                        ---------------
                                                        (000's omitted)

                                                                1993                                 1992
                                                           ---------------                      -------------
 Additions to Net Assets Attributed to:
 Investment income:
   Net appreciation in fair value of Progressive
     Corporation common shares                                   $25,374                            $24,991
   Net appreciation (depreciation) in fair value
     of other investments                                             14                                 (3)
   Net appreciation in fair value of other securities                268                                323
   Dividends on Progressive Corporation common shares                448                                434
   Interest and other dividends                                    1,128                              1,046
                                                           ---------------                      -------------
                                                                  27,232                             26,791
                                                           ---------------                      -------------
 Contributions:
   Employer                                                        3,910                              3,447
   Participants                                                    9,316                              8,044
                                                           ---------------                      -------------
                                                                  13,226                             11,491
                                                           ---------------                      -------------

     Total additions                                              40,458                             38,282
                                                           ---------------                      -------------
 Deductions from Net Assets Attributed to:
 Benefits paid to participants                                    (8,187)                           (13,298)
 Cumulative effect of change in accounting principle               2,126                                 --
                                                           ---------------                      -------------

       Net increase                                               34,397                             24,984

 Net Assets Available for Plan Benefits:
     Beginning of year                                            83,488                             58,504
                                                           ---------------                      -------------
     End of year                                                $117,885                            $83,488
                                                           ===============                      =============


                  The accompanying notes are an integral part
                         of these financial statements.

                         NOTES TO FINANCIAL STATEMENTS
                                    --------

1.       DESCRIPTION OF THE PLAN:
         -----------------------
         The following description of The Progressive Corporation Long-Term Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         A.  GENERAL:
             -------
             The primary purposes of the Plan are to encourage employee savings, to facilitate employee ownership of The Progressive Corporation (the "Company") common shares and to provide benefits upon an employee's retirement, death, disability or termination of employment.

             All employees of the Company and certain of its subsidiaries that have adopted the Plan, who are not classified by the Company as temporary employees for whom employment is on a task or project basis for a period of less than six months, are eligible to participate in the Plan after 30 calendar days from the date of employment ("Covered Employee").

             Effective July 1, 1993, the Plan discontinued the Stein Roe funds and offered seven Vanguard mutual funds in their place. Also, as the State Street Selection Fund contracts expire, the funds are being invested in the Vanguard Variable GIC Fund.

         B.  CONTRIBUTIONS:
             -------------
             Plan participants may contribute to the Plan on a pre- or post-tax basis, including the Company's contribution, up to 18% of eligible compensation. However, if earnings are greater than $64,245 and $62,345 in 1993 and 1992, respectively, participants' contributions to the Plan are limited to 7% on a pre-tax basis and 6% on a post-tax basis of eligible compensation. Participant contributions are matched 100% by the Company up to 1% of participant's compensation and 50% of contributions above 1% of compensation up to the next 4% of compensation. Company contributions are payable out of net profits. Total participant and employer contributions are limited to a $30,000 per year maximum.

             Various Internal Revenue Code regulations concerning both employee and Company contributions may limit the contribution amounts defined above. The Company has the right to limit these contributions to conform with applicable regulations.

         C.  PARTICIPANT ACCOUNTS:
             --------------------
             Each participant's account is credited with the participant's contribution, the Company match and an allocation of Plan earnings. Allocations are based on the portion of each participant's account balance to the total account balances for all Plan participants within each individual fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                              ---------

         C.  PARTICIPANT ACCOUNTS: (continued)
             --------------------
             Effective July 1, 1993, the Plan converted to the unit value method for allocating Plan earnings.  The unit values are
             determined on a daily basis and are presented excluding
             contributions receivable and benefits payable.  The total number of units and unit values as of December 31, 1993 by fund are as follows:
                                                                                                   Net Asset
                       Investment Options                     Total Number of Units                Unit Value
                       ------------------                     ---------------------             -------------
                       Company Common Shares                       74,946.01212                  $1,239.86160
                       Guaranteed Interest Fund                     9,549.54127                   1,035.32479
                       Explorer Fund                                  894.62882                   1,136.99912
                       International Growth Fund                    1,082.44745                   1,238.84541
                       US Growth Fund                               4,109.04482                   1,043.48211
                       Index Trust 500 Fund                         1,106.80110                   1,051.84882
                       Star Fund                                      949.11309                   1,046.72550
                       Bond Index Fund                              1,579.38742                   1,009.79463
                       Money Market Reserves                        1,295.90220                   1,012.99114


         D.  VESTING:
             -------
             The portion of an employee's participation in the Plan
             attributable to the participant's own contributions, including earnings thereon, vests immediately.  Each participant's interest in the Company's matching contributions vests under the following schedule, based on years of service:


                                                                    Nonforfeitable
                          Years of Service                            Percentage
                          ----------------                          --------------
                                  1                                     25%
                                  2                                     50%
                                  3                                     75%
                                  4                                    100%

             Company matching contributions immediately vest if a participant reaches age 65, becomes disabled or dies. Company contributions forfeited during 1993 and 1992 were approximately $186,000 and $414,000, respectively. During 1993 and 1992, accumulated forfeitures were used to reduce Company contributions by $15,000 and $174,000, respectively.

             As of December 31, 1993 and 1992, total accumulated forfeiture balances were $737,000 and $420,000, respectively. These forfeitures are being held pending reinstatements to rehired employees.

             Effective October 1, 1991, the Company no longer contributes partnership shares to participants upon becoming a covered employee. Effective July 1, 1993, these shares were no longer allowed to be contributed to the Plan by employees.

                              ---------
         E.  PAYMENT OF BENEFITS:
             -------------------
             A participant, former participant or beneficiary shall receive in the form of a lump sum payment, the value of his or her account payable in cash or Company common shares (if invested in the Progressive Stock Fund at termination) as elected by the participant. However, if a participant's entire account consists of only the partnership share, the distribution shall be in cash.


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
         ------------------------------------------
         A.  INVESTMENT VALUATION:
             --------------------
             The investment in Common Shares of The Progressive Corporation is valued at the last reported trade price on the New York Stock Exchange on the last business day of the year. Investments in the Stein Roe & Farnham Stock Fund, Inc., Stein Roe Bond Fund, Inc., Vanguard Explorer Fund, Vanguard World Fund International Growth Portfolio, Vanguard World Fund U.S. Growth Portfolio, Vanguard Index Trust "500" Portfolio, Vanguard Star Fund and Vanguard Bond Index Fund are valued at market. Investments in guaranteed investment contracts issued by Vanguard and State Street Bank and Vanguard Money Market Reserves Inc. Prime Portfolio and Stein Roe Cash Reserves are valued at market, which approximates cost.

             The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

         B.  BENEFITS PAYABLE:
             ----------------
             Benefits payable represents the Plan's liability to separated participants who elected a distribution for vested benefits and participant withdrawals for which no distribution has been made (see Note 8).

         C.  OTHER:
             -----
             Security transactions are recorded on a settlement date basis. The use of a transaction or trade date basis would not have a material effect on the overall financial position or results of the Plan at December 31, 1993 or 1992.

             Realized gains and losses on the sale of securities are determined based on the average cost of the securities sold. Realized gains and losses on the distribution of Company common shares are determined based on the historical cost of the shares distributed.

             Dividend income is recorded on the ex-dividend date. Interest and other income are recorded as earned on the accrual basis.

             Administrative expenses of the Plan, including trust management, legal, and audit fees are paid by the Company and are not expenses of the Plan. Investment management fees are expenses of the Plan and are netted against interest income.

             Certain amounts in the financial statements for 1992 were reclassified to conform with the 1993 presentation.

                              ---------

3.       INVESTMENT PROGRAMS:
         -------------------
         All of the Company's stock fund matching contributions are invested in the common shares of the Company, and dividends paid are used to purchase additional shares for the Plan.

         Participants have the option of investing their contributions in common shares of the Company, bond, stock and money market funds, a guaranteed interest fund or any combination thereof. Income generated from these funds is reinvested in the respective funds. At December
         31, 1993 and 1992, there were 5,543 and 5,458 Plan participants, respectively, with contributions in one or more of the following funds:

         Investment Options                                 Number of Participants
         ------------------                                 ----------------------
                                                            1993              1992
                                                            ----             -----
         Company Common Shares                              5,543            5,458
         Stock Mutual Fund                                     --            1,338
         Bond Mutual Fund                                      --              583
         Money Market Mutual Fund                              --              686
         Guaranteed Interest Fund                           1,849            2,349
         Explorer Fund                                        514               --
         International Growth Fund                            444               --
         US Growth Fund                                     1,434               --
         Index Trust 500 Fund                                 642               --
         Star Fund                                            636               --
         Bond Index Fund                                      759               --
         Money Market Reserves                                664               --

         The total number of participants in the Plan is less than the sum of the number of participants shown above because many were participating in more than one fund.

                              ---------

4.       INVESTMENTS:
         -----------

         The Plan investments at December 31, were as follows:

(000's omitted except number of shares or units)
                                                       Number of
                                                       Shares or
 1993                                                      Units            Cost           Fair Value
 ----                                            ----------------      ----------         ------------
 Common Shares
 -------------
   The Progressive Corporation                         2,283,702         $29,560              $92,490
                                                                       ----------         ------------

 Other Investments
 -----------------
   State Street Bank
    Selection Fund Contracts                           7,872,374           7,872                7,872
   Vanguard Variable GIC Fund                          1,704,754           1,705                1,705
   Vanguard Bond Index Fund                              158,146           1,618                1,591
   Vanguard Money Market
     Reserves Inc. Prime Portfolio                     1,271,254           1,271                1,271
                                                                       ----------         ------------
                                                                          12,466               12,439
                                                                       ----------         ------------
 Other Securities
 ----------------
   Vanguard Explorer Fund                                 22,660           1,023                1,022
   Vanguard World Fund International
     Growth Portfolio                                     97,160           1,131                1,313
   Vanguard World Fund US Growth Portfolio               289,424           4,214                4,321
   Vanguard Index Trust "500" Portfolio                   26,645           1,137                1,168
   Vanguard Star Fund                                     73,901           1,004                  991
                                                                       ----------         ------------
                                                                           8,509                8,815
                                                                       ----------         ------------

 TOTAL ASSETS HELD FOR INVESTMENT                                        $50,535             $113,744
                                                                       ==========         ============
 1992
 ----

 Common Shares
 -------------
   The Progressive Corporation                         2,233,505         $25,432              $65,051
                                                                       ----------         ------------
 Other Investments
 -----------------
   State Street Bank
     Selection Fund Contracts                         11,139,343          11,139               11,139
   Stein Roe Cash Reserves                             1,306,192           1,306                1,306
   Stein Roe Bond Fund, Inc.                             136,814           1,194                1,231
                                                                       ----------         ------------
                                                                          13,639               13,676
                                                                       ----------         ------------
 Other Securities
 ----------------
   Stein Roe & Farnham
    Stock Fund, Inc.                                     171,137           3,694                4,380
                                                                       ----------         ------------


 TOTAL ASSETS HELD FOR INVESTMENT                                        $42,765              $83,107
                                                                       ==========         ============

The number of Progressive Corporation shares at December 31, 1992 were adjusted for a 3-for-1 stock split.

                              ---------

5.       FEDERAL INCOME TAXES:
         --------------------
         The Company has received a determination from the Internal Revenue Service (the "IRS") that the Plan is a qualified plan under applicable sections of the Internal Revenue Code and is, therefore, exempt from federal taxation under current tax laws.

6.       RIGHT TO TERMINATE:
         ------------------
         The Company expects to continue the Plan indefinitely, but reserves the right at any time to alter, suspend, discontinue or terminate the Plan at the discretion of the Company or upon disqualification by the IRS. In the unlikely event the Plan is terminated, all assets in the trust fund must be solely for distributions to Plan participants except for employer contributions made within one year of the Plan being disqualified by the IRS.

7.       WORK-FORCE REDUCTION:
         --------------------
         During the first quarter of 1992, the Company implemented a work-force reduction plan. As a result, approximately $7,600,000 of the net assets available for Plan benefits at December 31, 1991 became available for distribution in 1992 and years thereafter to certain participants who were active in the Plan at December 31, 1991.

8.       ACCOUNTING CHANGE:
         -----------------
         The American Institute of Certified Public Accountants "Audit and Accounting Guide for Audits and Employee Benefit Plans, with conforming changes as of May 1, 1993," no longer allows amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid as of the Plan's year-end to be reflected as Plan liabilities in the Statement of Net Assets Available for Plan Benefits. As a result, adoption of this guidance has been reflected in the Plan's 1993 financial statements as a cumulative effect of change in accounting principle, thereby increasing the Net Assets Available for Plan Benefits and the Net Increase in Net Assets Available for Plan Benefits at December 31, 1993 and the year then ended by approximately $2,126,000. The amounts that would have been reflected as benefits payable prior to this guidance by fund are as follows:

                 Company Common Shares                      $ 82,000
                 Guaranteed Interest Fund                      2,000
                 Explorer Fund                                 9,000
                 International Growth Fund                     3,000
                 US Growth Fund                               10,000
                 Index Trust 500 Fund                          4,000
                 Star Fund                                     2,000
                 Bond Index Fund                               1,000
                 Money Market Reserves                         2,000
                                                          ----------

                 Total                                      $115,000
                                                          ==========

                              ---------
9.       RECONCILIATION WITH THE 5500:
         ----------------------------
         Accounting guidance for financial statement presentation does not allow amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid as of the Plan's year-end to be reflected as a Plan liability in the statement of net assets available for Plan benefits. Instructions to Form 5500, however, require presentation of the aforementioned amounts as Plan liabilities at the Plan's year-end. As a result, lines 31 (g) and (k) (end-of-year column) of the Form 5500 exceed those amounts reflected in the financial statements by $115,135.

10.      ASSET ALLOCATION:
         ----------------
         The allocation of net assets and changes in net assets for the separate investment programs follows on pages 12 through 15.

                                             NOTES TO FINANCIAL STATEMENTS, CONTINUED
                                                             ---------

10.      Asset Allocation, continued
         ---------------------------
                                       ALLOCATION OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                      TO INVESTMENT PROGRAMS
                                                         December 31, 1993
                                                          (000's omitted)

                                                                      Money
                                Progressive     Stock        Bond    Market   Guaranteed                      International
                                      Stock    Mutual      Mutual    Mutual     Interest   Loan     Explorer         Growth
                                       Fund      Fund        Fund      Fund        Fund    Fund        Fund            Fund
                                 -------------------------------------------------------------------------------------------
 ASSETS
 ------
 Investments, at fair value:
   Progressive Corporation
     common shares                    $92,490  $    --   $    --    $   --    $     --    $  --   $   --      $     --

   Other investments                       --       --        --        --       9,577       --       --            --
   Other securities                        --       --        --        --          --       --    1,022         1,313
                                 -------------------------------------------------------------------------------------------
                                       92,490       --        --        --       9,577       --    1,022         1,313
                                 -------------------------------------------------------------------------------------------
 Receivables:

   Employer's contribution                158       --        --        --          --       --       --            --
   Participants' contributions            203       --        --        --          40       --       14            13
   Participants' loans                     --       --        --        --          --    2,720       --            --
   Accrued interest and
     dividends                             --       --        --        --          65       --       --            --
                                 -------------------------------------------------------------------------------------------
                                          361       --                             105    2,720       14            13
                                 -------------------------------------------------------------------------------------------
 Cash and cash equivalents                579       --        --        --         247       --       --            --
                                 -------------------------------------------------------------------------------------------
       Total assets                    93,430       --        --        --       9,929    2,720    1,036         1,326
                                 -------------------------------------------------------------------------------------------

 LIABILITIES
 -----------
 Benefits payable (Note 8)                 --       --        --        --          --       --       --            --

 Interfund  payable/(receivable)           64       --        --        --          --       --       (4)          (31)
                                 -------------------------------------------------------------------------------------------
 Total liabilities                         64       --        --        --          --       --       (4)          (31)
                                 -------------------------------------------------------------------------------------------
   Net Assets Available for
     Plan Benefits                    $93,366  $    --   $    --    $   --      $9,929   $2,720   $1,040        $1,357
                                 ===========================================================================================
                                                           Index
                                                    US     Trust              Bond      Money
                                                Growth       500     Star    Index     Market      Total
                                                  Fund      Fund     Fund     Fund   Reserves       Plan
                                                ------------------------------------------------------------
 ASSETS
 ------
 Investments, at fair value:
   Progressive Corporation
     common shares                              $    --    $  --  $   --     $ --      $  --     $92,490

   Other investments                                 --       --      --    1,591      1,271      12,439

   Other securities                               4,321    1,168     991       --         --       8,815
                                                ------------------------------------------------------------
                                                  4,321    1,168     991    1,591      1,271     113,744
                                                ------------------------------------------------------------

 Receivables:

   Employer's contribution                           --       --      --       --         --         158
   Participants' contributions                       41       19      18       15          8         371
   Participants' loans                               --       --      --       --         --       2,720
   Accrued interest and
     dividends                                       --       --      --       --          1          66
                                                ------------------------------------------------------------
                                                     41       19      18       15          9       3,315
                                                ------------------------------------------------------------
 Cash and cash equivalents                           --       --      --       --         --         826
                                                ------------------------------------------------------------
       Total assets                               4,362    1,187   1,009    1,606      1,280     117,885
                                                ------------------------------------------------------------
 LIABILITIES
 -----------
 Benefits payable (Note 8)                           --       --      --       --         --          --

 Interfund  payable/(receivable)                     23       --      (4)      (5)       (43)         --
                                                ------------------------------------------------------------
 Total liabilities                                   23       --      (4)      (5)       (43)         --
                                                ------------------------------------------------------------

   Net Assets Available for
     Plan Benefits                               $4,339   $1,187  $1,013   $1,611     $1,323    $117,885
                                                ============================================================




                                            NOTES TO FINANCIAL STATEMENTS, CONTINUED
                                                      ---------
10.   Asset Allocation, continued
      ---------------------------
                                      ALLOCATION OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                     TO INVESTMENT PROGRAMS
                                                       December 31, 1992
                                                        (000's omitted)


                                                                           Money
                             Progressive        Stock          Bond       Market    Guaranteed
                                   Stock       Mutual        Mutual       Mutual      Interest      Loan        Total
                                    Fund         Fund          Fund         Fund          Fund      Fund         Plan
                           --------------------------------------------------------------------------------------------
 ASSETS
 ------


 Investments, at fair value:
   Progressive Corporation
     common shares               $65,051    $      --    $       --    $      --     $      --        --      $65,051
   Other investments                  --           --         1,231        1,306        11,139        --       13,676
   Other securities                   --        4,380            --           --            --        --        4,380
                           --------------------------------------------------------------------------------------------
                                  65,051        4,380         1,231        1,306        11,139        --       83,107
                           --------------------------------------------------------------------------------------------

 Receivables:

   Employer's contribution            71           --            --           --            --        --           71
   Participants' contributions        79           33             7            4            68        --          191
   Participants' loans                --           --            --           --            --     1,629        1,629
   Accrued interest and
     dividends                         1           --            --           --           190        --          191
                           --------------------------------------------------------------------------------------------
                                     151           33             7            4           258     1,629        2,082
                           --------------------------------------------------------------------------------------------

 Cash and cash equivalents           415            1             1            1             7        --          425
                           --------------------------------------------------------------------------------------------


     Total assets                 65,617        4,414         1,239        1,311        11,404     1,629       85,614
                           --------------------------------------------------------------------------------------------


 LIABILITIES
 -----------

 Benefits payable                  1,597          107            15           86           321        --        2,126
                           --------------------------------------------------------------------------------------------

     Net Assets Available for
       Plan Benefits             $64,020       $4,307        $1,224       $1,225       $11,083    $1,629      $83,488
                           ============================================================================================

                                             NOTES TO FINANCIAL STATEMENTS, CONTINUED
10.   Asset Allocation, continued
      ---------------------------
                                       ALLOCATION OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                      TO INVESTMENT PROGRAMS
                                                         December 31, 1993
                                                          (000's omitted)

                                                                 Money
                             Progressive     Stock      Bond    Market   Guaranteed                        International
                                   Stock    Mutual    Mutual    Mutual    Interest      Loan   Explorer           Growth
                                    Fund      Fund      Fund      Fund        Fund      Fund      Fund              Fund
                             ---------------------------------------------------------------------------------------------
 Additions to Net Assets
 Attributed to:
 Net appreciation in fair value
   of Progressive Corporation
   common shares                $25,374    $   --    $   --    $   --    $     --    $   --   $    --      $     --
 Net appreciation
   (depreciation) in fair
   value of other investments        --        --        38        --          --        --        --            --
 Net appreciation
   (depreciation) in fair
   value of other securities         --      (197)       --        --          --        --       106           187
 Dividends on Progressive
   Corporation common shares        448        --        --        --          --        --        --            --
 Interest and other dividends        10         7        49        18         718       164         3            11
                             ---------------------------------------------------------------------------------------------
                                 25,832      (190)       87        18         718       164       109           198
                             ---------------------------------------------------------------------------------------------
 Contributions:
   Employer                       3,910        --        --        --          --        --        --            --
   Participants                   4,721       893       191       111       1,601        --       171           147
                             ---------------------------------------------------------------------------------------------
                                  8,631       893       191       111       1,601        --       171           147
                             ---------------------------------------------------------------------------------------------
     Total additions             34,463       703       278       129       2,319       164       280           345
                             ---------------------------------------------------------------------------------------------
 Deductions from Net Assets
   Attributed to:
 Benefits paid to participants   (6,373)     (251)      (64)     (114)       (965)     (197)      (15)           (4)
 Cumulative effect of change
   in accounting principle        1,597       107        15        86         321        --        --            --
 Interfund transfers               (341)   (4,866)   (1,453)   (1,326)     (2,829)    1,124       775         1,016
                             ---------------------------------------------------------------------------------------------
     Net increase (decrease)     29,346    (4,307)   (1,224)   (1,225)     (1,154)    1,091     1,040         1,357
 Net Assets Available for Plan
   Benefits:
   Beginning of year             64,020     4,307     1,224     1,225      11,083     1,629        --            --
                             ---------------------------------------------------------------------------------------------
   End of year                  $93,366    $   --   $    --   $    --     $ 9,929    $2,720    $1,040        $1,357
                             =============================================================================================


                                                                       Index
                                                                US     Trust               Bond      Money
                                                            Growth       500     Star     Index     Market       Total
                                                              Fund      Fund     Fund      Fund   Reserves        Plan
                                                        -------------------------------------------------------------------
  Additions to Net Assets
  Attributed to:
  Net appreciation in fair value
    of Progressive Corporation
    common shares                                          $   --    $   --    $  --     $  --     $   --     $25,374
  Net appreciation
    (depreciation) in fair
    value of other investments                                 --        --       --       (24)        --          14
  Net appreciation
    (depreciation) in fair
    value of other securities                                 120        33       19        --         --         268
  Dividends on Progressive
    Corporation common shares                                  --        --       --        --         --         448
  Interest and other dividends                                 60        17       15        39         17       1,128
                                                        -------------------------------------------------------------------
                                                              180        50       34        15         17      27,232
  Contributions:                                        -------------------------------------------------------------------

    Employer                                                   --        --       --        --         --       3,910
    Participants                                              658       265      237       202        119       9,316
                                                        -------------------------------------------------------------------
                                                              658       265      237       202        119      13,226
                                                        -------------------------------------------------------------------
      Total additions                                         838       315      271       217        136      40,458
                                                        -------------------------------------------------------------------
  Deductions from Net Assets
    Attributed to:
  Benefits paid to participants                               (88)      (10)     (21)      (34)       (51)     (8,187)
  Cumulative effect of change
    in accounting principle                                    --        --       --        --         --       2,126
  Interfund transfers                                       3,589       882      763     1,428      1,238          --
                                                        -------------------------------------------------------------------
      Net increase (decrease)                               4,339     1,187    1,013     1,611      1,323      34,397
  Net Assets Available for Plan
    Benefits:
    Beginning of year                                          --        --       --        --         --      83,488
                                                        -------------------------------------------------------------------
    End of year                                            $4,339    $1,187   $1,013    $1,611     $1,323    $117,885
                                                        ===================================================================

                                             NOTES TO FINANCIAL STATEMENTS, CONTINUED
                                                             --------
10.   Asset Allocation, continued
      ---------------------------

                                  ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                      TO INVESTMENT PROGRAMS
                                               for the year ended December 31, 1992
                                                          (000's omitted)
                                                                                       Money
                                      Progressive         Stock          Bond         Market      Guaranteed
                                           Stock         Mutual        Mutual         Mutual        Interest     Loan     Total
                                            Fund           Fund          Fund           Fund            Fund     Fund      Plan
                                  ----------------------------------------------------------------------------------------------
 Additions to Net Assets Attributed to:
 Investment income:
   Net appreciation in fair
   value of Progressive Corporation
   common shares                       $ 24,991      $     --     $      --      $      --        $     --     $ --   $24,991
  Net (depreciation) in fair
   value of other investments                --            --            (3)            --              --       --        (3)
  Net appreciation in fair
   value of other securities                 --           323            --             --              --       --       323

  Dividends on Progressive
   Corporation common shares                434            --            --             --              --       --       434
 Interest and other dividends                12            24            77             46             753      134     1,046
                                  ----------------------------------------------------------------------------------------------
                                         25,437           347            74             46             753      134    26,791
                                  ----------------------------------------------------------------------------------------------
 Contributions:
  Employer                                3,447            --            --             --              --       --     3,447
  Participants                            3,672         1,559           311            244           2,258       --     8,044
                                  ----------------------------------------------------------------------------------------------
                                          7,119         1,559           311            244           2,258       --    11,491
                                  ----------------------------------------------------------------------------------------------
     Total additions                     32,556         1,906           385            290           3,011      134    38,282
                                  ----------------------------------------------------------------------------------------------

 Deductions from Net Assets
  Attributed to:
 Benefits paid to participants           (9,467)         (610)         (147)          (307)         (2,439)    (328)  (13,298)
 Interfund Transfers                       (681)          273            90            (90)            186      222        --
                                  ----------------------------------------------------------------------------------------------

     Net increase (decrease)             22,408         1,569           328           (107)            758       28    24,984

 Net Assets Available for
   Plan Benefits
     Beginning of year                   41,612         2,738           896          1,332          10,325    1,601    58,504
                                  ----------------------------------------------------------------------------------------------
     End of year                        $64,020        $4,307        $1,224         $1,225         $11,083   $1,629   $83,488
                                   =============================================================================================

                                        THE PROGRESSIVE CORPORATION LONG-TERM SAVINGS PLAN
                                    ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                               for the year ended December 31, 1993


 IDENTITY OF ISSUE,       DESCRIPTION OF INVESTMENT INCLUDING
 BORROWER, LESSOR,        MATURITY DATE, RATE OF INTEREST,
 OR SIMILAR PARTY         COLLATERAL, PAR OR MATURITY VALUE                                      COST           CURRENT VALUE
 --------------------     ---------------------------------                              ------------           -------------
 The Progressive            2,283,702 Progressive Corporation Common Stock                 $29,560,203             $92,489,931
 Corporation*

 State Street Bank          7,872,374 shares of State Street Bank selection Fund
                            1991-J2 various contracts                                        7,872,374               7,872,374

 Vanguard                   1,704,754 shares of Vanguard Variable GIC Fund                   1,704,754               1,704,754

 Vanguard                   158,146 shares of Vanguard Bond Index Fund                       1,617,798               1,590,950

 Vanguard                   1,271,254 shares of Vanguard Money Market
                            Reserves, Inc.                                                   1,271,254               1,271,254

 Vanguard                   22,660 shares of Vanguard Explorer Fund                          1,022,727               1,022,200

 Vanguard                   97,160 shares of Vanguard World Fund
                            International Growth Portfolio                                   1,130,692               1,312,634

 Vanguard                   289,424 shares of Vanguard World Fund US Growth
                            Portfolio                                                        4,214,455               4,321,100

 Vanguard                   26,645 shares of Vanguard Index Trust 500                        1,136,864               1,167,838

 Vanguard                   73,901 shares of Vanguard Star Fund                              1,003,544                 991,013

* Indicates party-in-interest to the Plan.

                                        THE PROGRESSIVE CORPORATION LONG-TERM SAVINGS PLAN
                                    ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                               for the year ended December 31, 1993

 IDENTITY OF ISSUE,                       DESCRIPTION OF INVESTMENT INCLUDING
 BORROWER, LESSOR,                        MATURITY DATE, RATE OF INTEREST,                     COST OF              PROCEEDS OF
 OR SIMILAR PARTY                         COLLATERAL, PAR OR MATURITY VALUE                    ACQUISITIONS        DISPOSITIONS
 -------------------                      ------------------------------------------           ------------        ------------
 The Progressive Corporation*             139,001 shares of Common Stock                        $ 4,959,656

 The Progressive Corporation*             40,400 shares of Common Stock                                            $ 1,383,102

 National Bank of Detroit                 26,711,887 shares of short-term investment fund        26,711,887

 National Bank of Detroit                 26,301,884 shares of short-term investment fund                           26,301,884

 State Street Bank                        789,831 shares of selection fund various
                                          contracts                                                 789,831

 State Street Bank                        4,056,800 shares of selection fund various
                                          contracts                                                                  4,056,800

 Stein Roe & Farnham                      19,487 shares of Intermediate Bond Fund                   179,340

 Stein Roe & Farnham                      156,300 shares of Intermediate Bond Fund                                   1,448,901

 Stein Roe & Farnham                      29,689 shares of Mutual Stock Fund                        729,371

 Stein Roe & Farnham                      200,826 shares of Mutual Stock Fund                                        4,912,061

 Stein Roe & Farnham                      37,501 shares of Cash Reserves                             37,501

 Stein Roe & Farnham                      1,343,693 shares of Cash Reserves                                          1,343,676

 Vanguard                                 4,223,559 shares of the Variable GIC Fund               4,223,559

 Vanguard                                 2,518,805 shares of the Variable GIC Fund                                  2,518,805

 Vanguard                                 23,689 shares of the Explorer Fund                      1,069,032

 Vanguard                                 1,029 shares of the Explorer Fund                                             49,399

 Vanguard                                 103,365 shares of the World International
                                          Growth Portfolio                                        1,200,695

 Vanguard                                 6,205 shares of the World International Growth
                                          Portfolio                                                                     75,325

 Vanguard                                 354,817 shares of the World US Growth Portfolio         5,164,238

 Vanguard                                 65,393 shares of the World US Growth Portfolio                               963,237

 Vanguard                                 27,931 shares of the Index Trust 500 Portfolio          1,191,482

 Vanguard                                 1,287 shares of the Index Trust 500 Portfolio                                 56,257

 Vanguard                                 82,217 shares of the Star Fund                          1,115,809

 Vanguard                                 8,316 shares of the Star Fund                                                115,395

 Vanguard                                 199,426 shares of the Bond Index Fund                   2,040,067

 Vanguard                                 41,280 shares of the Bond Index Fund                                         425,188

 Vanguard                                 1,473,736 shares of the Money Market Reserves
                                          Prime Portfolio                                         1,473,736

 Vanguard                                 202,482 shares of the Money Market Reserves
                                          Prime Portfolio                                                              202,482

* Indicates party-in-interest to the Plan.

                               THE PROGRESSIVE CORPORATION LONG-TERM SAVINGS PLAN
                                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                      for the year ended December 31, 1993


The following schedule represents Plan transactions or series of transactions in excess of 5% of current value of Plan assets for the year ended December 31, 1993.

                                                      Transactions/                  Face Value/    Purchased/          Sold/
 Description                                                 Shares          Date           Cost   Contributed    Distributed
 -----------                                          -------------          ----    -----------   -----------    -----------

 Purchases of The
   Progressive Corporation*
   Common Shares (21 transactions)                          139,001       Various      $4,959,656    $4,959,656

 Sales of Stein Roe Equity Trust Fund
   (2 transactions)                                         200,826       Various       4,423,346                 $ 4,912,061**

 Purchases of National
   Bank of Detroit
   Short-Term Investment
   Fund (334 transactions)                               26,711,887       Various      26,711,887    26,711,887

 Sales of National
   Bank of Detroit
   Short-Term Investment
   Fund (315 transactions)                               26,301,884       Various      26,301,884                 26,301,884

 Purchases of Vanguard Variable GIC Fund
   (27 transactions)                                      4,223,559       Various       4,223,559     4,223,559

 Purchases of Vanguard World US Growth Portfolio
   (23 transactions)                                        354,817       Various       5,164,238     5,164,238




* Indicates party-in-interest to the Plan.
** Net gain on sales totals $488,715.

NOTE:  There is no separate determination of expenses related to the above transactions.

                                   SIGNATURES



         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                        Progressive Casualty Insurance Company, as
                        Administrator of The Progressive Corporation
                        Long-Term Savings Plan



                        By:/s/ David M. Schneider
                               ------------------------
                               David M. Schneider
                               Secretary


June 27, 1994

                          THE PROGRESSIVE CORPORATION
                             LONG-TERM SAVINGS PLAN


                                 EXHIBIT INDEX
                                 -------------


EXHIBIT NO.            FORM 11-K
UNDER REG.             EXHIBIT
S-K, ITEM 601          NO.                      DESCRIPTION OF EXHIBIT
- - -------------          -------                  ----------------------
 23                     1                       Consent of Coopers & Lybrand,
                                                Independent Accountants, to
                                                incorporate by reference
                                                their report dated June 24,
                                                1994.

 99-P                   2                       1993 Annual Return/Report of
                                                Employee Benefit Plan
                                                (Department of the Treasury
                                                Form 5500) for the Plan